

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2023

Steven Bradford
General Counsel
HNI CORP
600 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761-0071

> **Re: HNI CORP**
> **Registration Statement on Form S-4**
> **Filed on April 17, 2023**
> **File No. 333-271298**

Dear Steven Bradford:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202) 551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing